Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Real Messenger Corporation on Amendment No. 7 to Form F-4 (File No. 333-273102) of our report dated June 30, 2023, with respect to our audit of the consolidated financial statements of Real Messenger Holdings Limited and its subsidiaries (collectively, the “Company”) as of and for the year ended March 31, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, New York

May 31, 2024